
August 5, 2009

Mr. Alessandro Bernini
Chief Financial Officer
Eni SpA
1, piazzale Enrico Mattei
00144 Rome, Italy

   Re: **Eni SpA**
     Form 20-F for the Fiscal Year Ended December 31, 2008
     Filed May 14, 2009
     File No. 001-14090

Dear Mr. Bernini:

   We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Statements of Changes in Shareholders' Equity, page F-5

1. We have considered your response to our prior comment 1 and while we understand that the omission of your 2006 activities may have been inadvertent, three years of activities within your statement of stockholders' equity are required to comply with Items 8.A.2 and 17(a) of Form 20-F. Please amend your financial statements to include 2006 activities in your statements of changes in shareholders' equity to comply with the filing requirements.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, or Lily Dang at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief